Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Intercept Pharmaceuticals, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Intercept Pharmaceuticals, Inc. of our reports dated March 2, 2015, with respect to the consolidated balance sheets of Intercept Pharmaceuticals, Inc. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years ended December 31, 2012, 2013 and 2014, and the effectiveness of internal control over financial reporting as of December 31, 2014, which reports appear in the December 31, 2014 annual report on Form 10-K of Intercept Pharmaceuticals, Inc.

/s/ KPMG LLP

New York, New York
August 7, 2015